EXHIBIT 4.9
FORM OF NON-MANAGEMENT DIRECTOR RESTRICTED STOCK UNIT
AGREEMENT

TO:

FROM:	Steven J. Malcolm

SUBJECT:	2007 Restricted Stock Unit Award
You have been granted a restricted stock unit award. This award, which is subject to adjustment under the 2007 Restricted Stock Unit Agreement (the “Agreement”), is granted to you in recognition of your role as a non-management director for The Williams Companies, Inc. It is granted and subject to the terms and conditions of The Williams Companies, Inc. 2007 Incentive Plan, as amended from time to time, and the Agreement.
Subject to all of the terms of the Agreement, you will become entitled to payment of this award three years after the date on which this award is made.
If you have any questions about this award, you may contact a dedicated Fidelity Stock Plan Representative at 1-800-544-9354.

2007 RESTRICTED STOCK UNIT AGREEMENT
     THIS RESTRICTED STOCK UNIT AGREEMENT (this “Agreement”), which contains the terms and conditions for the Restricted Stock Units (“Restricted Stock Units” or “RSUs”) referred to in the 2007 Restricted Stock Unit Award Letter delivered in hard copy or electronically to Participant (“2007 Award Letter”), is by and between THE WILLIAMS COMPANIES, INC., a Delaware corporation (the “Company”) and the individual identified on the last page hereof (the “Participant”).
1. Grant of RSUs. Subject to the terms and conditions of The Williams Companies, Inc. 2007 Incentive Plan, as amended from time to time (the “Plan”), this Agreement and the 2007 Award Letter, the Company hereby grants an award (the “Award”) to the Participant of                      RSUs effective                      (the “Effective Date”). The Award gives the Participant the right to receive the number of shares of the Common Stock of the Company equal to the number of RSUs shown in the prior sentence, subject to adjustment under the terms of this Agreement. These shares are referred to in this Agreement as the “Shares.” Until the Participant both becomes entitled to payment of the Shares under the terms of Paragraph 4 and is paid such Shares under the terms of Paragraph 5, the Participant shall have no rights as a stockholder of the Company with respect to the Shares.
2. Incorporation of Plan. The Plan is hereby incorporated herein by reference and all capitalized terms used herein which are not defined in this Agreement shall have the respective meanings set forth in the Plan. The Participant acknowledges that he or she has received a copy of, or has online access to, the Plan and hereby accepts the RSUs subject to all the terms and provisions of the Plan and this Agreement.
3. Board Decisions and Interpretations. The Participant hereby agrees to accept as binding, conclusive and final all actions, decisions and/or interpretations of the Board, its delegates, or agents, upon any questions or other matters arising under the Plan or this Agreement.
4. Entitlement to Payment of Shares.
(a) Except as otherwise provided in Subparagraph 4(b) below, the Participant shall become entitled to payment of all Shares on the date that is three years after the Effective Date (not including the Effective Date) (the “Maturity Date”). For example, if the Effective Date of the Participant’s award under this Agreement is May 17, 2007, the Maturity Date will be May 17, 2010.
(b) If the Participant dies prior to the Maturity Date while serving as a Non-Management Director of the Company or his or her service as a Non-Management Director of the Company terminates for any other reason prior to the Maturity Date, the

Participant shall become entitled to payment of all Shares at the time of such death or other termination of service.
5. Payment of Shares.
(a) All Shares that become payable pursuant to Paragraph 4, above shall be paid immediately to the Participant following occurrence of the event giving rise to the right to payment or, in the case of Participant’s death, to the beneficiary of the Participant under the Plan or, if no beneficiary has been designated, to the Participant’s estate, provided that if the Participant is a “key employee” within the meaning of Section 409A(a)(B)(i) of the Code, and such Participant becomes entitled to payment of Shares under Subparagraph 4(b) above as a result of a “separation from service” as defined in guidance issued under Section 409A of the Code other than due to the Participant’s death, payment shall not be made sooner than six (6) months following the date such Participant experienced a “separation from service” as defined in Section 409A of the Code and guidance thereunder, and provided further, that all Shares that become payable pursuant to Subparagraph 4(b) above shall be paid not more than 90 days following the occurrence of the event giving rise to the right to payment unless otherwise required under applicable law. Upon conversion of RSUs into Shares under this Agreement, such RSUs shall be cancelled.
(b) Shares that become payable under this Agreement will be paid by the Company by the delivery to the Participant, or the Participant’s beneficiary or legal representative, as soon as practicable, after the Participant is entitled to the payment of Shares, of one or more certificates (or other indicia of ownership) representing shares of Williams Common Stock equal in number to the number of Shares otherwise payable under this Agreement.
6. Other Provisions.
(a) The Participant understands and agrees that payments under this Agreement shall not be used for, or in the determination of, any other payment or benefit under any continuing agreement, plan, policy, practice or arrangement providing for the making of any payment or the provision of any benefits to or for the Participant or the Participant’s beneficiaries or representatives, including, without limitation, any employment agreement, any change of control severance protection plan or any employee benefit plan as defined in Section 3(3) of ERISA, including, but not limited to qualified and non-qualified retirement plans.
(b) The Participant agrees and understands that, upon payment of Shares under this Agreement, stock certificates (or other indicia of ownership) issued may be held as collateral for monies he/she owes to Company or any of its parents, affiliated or subsidiary companies or their vendor(s) contracted to provide business tools or services for use by Participant in his or her service as a member of the Board of Directors, including but not limited to personal loan(s) or Company credit card debt.

(c) RSUs, Shares and the Participant’s interest in RSUs and Shares may not be sold, assigned, transferred, pledged or otherwise disposed of or encumbered at any time prior to the Participant’s becoming entitled to payment of Shares under this Agreement.
(d) With respect to the right to receive payment of the Shares under this Agreement, nothing contained herein shall give the Participant any rights that are greater than those of a general creditor of the Company.
(e) The obligations of the Company under this Agreement are unfunded and unsecured. Each Participant shall have the status of a general creditor of the Company with respect to amounts due, if any, under this Agreement.
(f) The parties to this Agreement intend that this Agreement meet the applicable requirements of Section 409A of the Code and recognize that it may be necessary to modify this Agreement and/or the Plan to reflect guidance under Section 409A of the Code issued by the Internal Revenue Service. Participant agrees that the Board shall have sole discretion in determining (i) whether any such modification is desirable or appropriate and (ii) the terms of any such modification.
(g) The Participant shall become a party to this Agreement by accepting the Award either electronically or in writing in accordance with procedures of the Board, its delegates or agents.
(h) Nothing in this Agreement or the Plan shall confer upon the Participant the right to continue to serve as a director of the Company.
7. Notices. All notices to the Company required hereunder shall be in writing and delivered by hand or by mail, addressed to The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention: Stock Administration Department. Notices shall become effective upon their receipt by the Company if delivered in the foregoing manner.
8. Tax Consultation. You understand you will incur tax consequences as a result of acquisition or disposition of the Shares. You agree to consult with any tax consultants you think advisable in connection with the acquisition of the Shares and acknowledge that you are not relying, and will not rely, on the Company for any tax advice.

THE WILLIAMS COMPANIES, INC.
By:	/s/ Steven J. Malcolm
Steven J. Malcolm
President and CEO

Participant:
SSN:

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